UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

IMPLANTABLE VISION, INC.
(Exact name of registrant as specified in its charter)

Utah	0-10315	95-4091368
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

17101 Preston Road, Suite 210, Dallas, Texas 75248
(Address of principal executive offices, including Zip Code)

(214) 687-0015
(Registrant’s telephone number, including area code)

25730 Lorain Road, North Olmsted, Ohio 44070
(Former name or former address, if changed since last report)

July 21, 2008

IMPLANTABLE VISION, INC.

NOTICE TO SHAREHOLDERS PURSUANT TO SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being provided for informational purposes only. No vote or other action of the shareholders of Implantable Vision, Inc. is required in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to Implantable Vision, Inc.

INTRODUCTION

This Information Statement is being furnished to shareholders of record as of July 21, 2008 (“Record Date”), of the outstanding shares of common stock, $0.001 par value per share (the “Common Stock”) of Implantable Vision, Inc., a Utah corporation (“Implantable” or the “Company”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (“Commission”) Rule 14f-1. This Information Statement is being sent as notice of a proposed change in a majority of the directors of Implantable. On July 10, 2008, a change of control of the Company occurred as a result of the Company’s acquisition of certain oil and gas lease assets in exchange for an aggregate of 41,753,247 shares of Common Stock (the “Acquisition Shares”) representing a controlling interest in the Company (approximately 55.7% of the issued and outstanding Common Stock as of the Closing of the transaction) and two convertible promissory notes in the aggregate principal amount of $10,000,000 (convertible into up to 3,246,753 shares of Common Stock) pursuant to a Portfolio Leasehold Acquisition Agreement (the “Acquisition Agreement”) among the Company, Lariat Energy Corporation, a Nevada corporation (“Lariat”), Pilgrim Petroleum Corporation, a Delaware corporation (“Pilgrim”) and American Petroleum Corporation, a Texas corporation (“American”).  This Information Statement is being provided for information purposes only. Implantable is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by Implantable’s shareholders.

CHANGE IN CONTROL TRANSACTION

On July 10, 2008, the Company entered into the Acquisition Agreement with Lariat, Pilgrim and American (American, Pilgrim and Lariat are collectively defined as the “Seller” in the Acquisition Agreement).  Under the terms of the Acquisition Agreement, the Company purchased certain oil and gas leases from the Sellers for 41,753,247 shares of Common Stock (the “Acquisition Shares”), a convertible promissory note in the principal amount of $7,000,000 payable to Lariat and a convertible promissory note payable to American in the principal amount of $3,000,000 (collectively, the “Convertible Notes”). The Convertible Notes bear interest at a rate of prime plus 1%, with principal and interest due and payable on July 10, 2010. The Convertible Note principal is convertible into shares of Common Stock at a price of $3.08 per share, subject to adjustment as provided in the Convertible Notes. Under the terms of the Acquisition Agreement, 29,227,273 of the Acquisition Shares were issued to Lariat and 12,525,974 of the Acquisition Shares were issued to American. The transaction described above is herein referred to as the “Reverse Acquisition.” Immediately prior to the closing of the Reverse Acquisition transaction, the Company had 33,178,442 shares of Common Stock issued and outstanding. Immediately after the issuance of the shares to the Sellers, the Company had 74,931,689 shares of Common Stock issued and outstanding. As a result of the Reverse Acquisition, the Sellers collectively acquired shares constituting a majority of the issued and outstanding Common Stock of Implantable - approximately 55.7% of the issued and outstanding Common Stock as of the Closing of the Reverse Acquisition transaction.

Pursuant to the terms of the Acquisition Agreement, Rafael Pinedo and Bryan Bulloch were appointed to serve as directors of the Company (replacing Richard C. Weiner and Stanford W. Slifer who resigned effective as of July 2, 2008 and July 9, 2008, respectively) effective upon Closing (as defined in the Acquisition Agreement) of the Reverse Acquisition transaction. Mr. Pinedo was also appointed as the Chairman of the Board.

Under the terms of the Acquisition Agreement, all officers and directors of the Company in office immediately prior to the Closing delivered written resignations. Resignations of all such officers of the Company were effective upon Closing and resignation of all directors in office immediately prior to Closing are to be effective upon the expiration of the 10-day period (the “10-day Period”) following the date on which this Schedule 14f-1 is filed with the Commission and transmitted to the Company’s shareholders of record. Three (3) successor directors have been appointed to the Board of Directors effective upon the conclusion of the 10-day Period, namely, Carlo Ugolini, Kevin L. Dahlberg and Gama Munoz. The biographical summaries of Messrs. Pinedo, Bulloch, and each of the additional three new successor board appointees appear below in this Information Statement in the section titled “Directors and Executive Officers.” This Schedule 14f-1 will be mailed to the Company’s shareholders of record on or about July 23, 2008. The 10-day Period is expected to conclude on or about August 2, 2008.

Pursuant to the Acquisition Agreement, all officers of the Company serving before the date of Closing resigned effective upon Closing of the Reverse Acquisition transaction. Concurrently with the resignation of such officers, the following persons were appointed as officers of the Company:

Name	Age	Position
Rafael Pinedo	40	Chairman of the Board and Secretary
Bryan Bulloch	45	President and Chief Financial Officer
Carlo Ugolini	57	Vice President - Land and Exploration
Madeleine Thom	32	Vice President – Marketing

Information regarding the Company’s new officers is set forth below under the caption “Directors and Executive Officers.” Madeleine Thom who was appointed to the office of Vice President – Marketing, has indicated that she will not accept the position.

VOTING SECURITIES

As of the Record Date, the Company’s authorized capital stock consisted of 150,000,000 shares of Common  Stock, $.001 par value, of which, 74,931,689 shares are issued and outstanding. Each share of Common Stock entitles the holder of the share to one vote.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

The following table sets forth information regarding the Company’s current directors and executive officers. Messrs. Pinedo and Bulloch were appointed to serve as directors and the four executive officers were appointed effective upon the Closing of the Reverse Acquisition.

Name	Position Held	Age	Date First Appointed
Rafael Pinedo	Director, Chairman of the Board and Secretary	40	July 10, 2008
Bryan Bulloch	Director, President and Chief Financial Officer	45	July 10, 2008
George W. Rozakis, MD	Director	53	December 16, 2005
Igor Valyunin	Director	52	December 16, 2005
Jerry Kaeni	Director	60	December 16, 2005
Carlo Ugolini	Vice President - Land and Exploration	57	July 10, 2008
Madeleine Thom	Vice President - Marketing	32	July 10, 2008

Proposed Directors

The following table sets forth information regarding the three proposed directors to be appointed upon the expiration of the 10-day Period.

Name	Proposed Position with the Company	Age
Carlo Ugolini	Director	57
Kevin L. Dahlberg	Director	45
Gama Munoz	Director	56

Business Experience

The following is a summary of the education and business experience during at least the past five years of both the departing directors and executive officers, and the existing and proposed directors and executive officers. The following information includes the person’s principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Rafael A. Pinedo was appointed to serve as a Director and Chairman of the Board of the Company, and to the office of Secretary of the Company effective July 10, 2008. Mr. Pinedo has over 20 years of experience in the areas of consulting, engineering and energy. Since December 3, 1998, Mr. Pinedo has served as President and Chief Executive Officer of Pilgrim Petroleum Corporation ( PGPM.OTC and PHV Frankfort Stock Exchange), an oil and gas exploration company based in Dallas, Texas.  Since December 31, 2003, Mr. Pinedo has also served as President and Director of Engineering and Operations for American Petroleum Corporation, an Irving, Texas based operating company, and Managing Director of American BNP Resources LP based in Midland, Texas. Mr. Pinedo has also served as a director of Copper Belt Resources Ltd. (CBRL), a public company based in Vancouver, Canada since December 2007.

Bryan D. Bulloch, CPA was appointed to serve as a Director and to the offices of President and Chief Financial Officer of the Company effective July 10, 2008. Since November 3, 2005, Mr. Bulloch has also served as Vice President of Bulloch, Dupertuis, Seger & Co., PC, and he has been a partner at Bulloch, DuPertuis, Seger & Co., PLLC since May 1, 2000. Mr. Bulloch has over 23 years of experience in the areas of finance, accounting, SEC filings, auditing and all levels of taxation at the federal and state level as well as several foreign countries including Canada. Mr. Bulloch has performed such services and gained experience in several industries including oil and gas, construction, retail, restaurants, real estate and services.

Carlo Ugolini was appointed to serve as Vice President - Land and Exploration of the Company effective July 10, 2008. Pursuant to the terms of the Acquisition Agreement, Mr. Ugolini has also been appointed as a member of the Board of Directors of the Company effective upon the conclusion of the 10-day Period. Mr. Ugolini has over 10 years of experience in the oil and gas industry, with expertise in land management, exploration, drilling and field services. Currently, Mr. Ugolini also serves as President of Eternity Exploration LLC, based in Colleyville, Texas. Prior to that, from June 2005 to June 2007, Mr. Ugolini served Reichmann Petroleum as Vice President of Business Development and Client Relations. At Reichmann Petroleum Mr. Ugolini was responsible for client and landowner relations, ensuring that private investor groups and industry partners were informed regarding development drilling projects. From October 2003 to May 2005, Mr. Ugolini was a contract worker for Best Publication, where he implemented a call monitoring and measurement system for their multiple area yellow page directories in the Greater Houston markets.  Mr. Ugolini holds a BA from Cornell University, Ithaca, New York.

Gama Munoz will be appointed as a member of the Board of Directors of the Company upon the conclusion of the 10-day Period pursuant to the terms of the Acquisition Agreement. Since 1999 Mr. Munoz has served as President and Chief Executive Officer of Bay Funding, Inc., a correspondent lending company based out of Tampa, Florida. Mr. Munoz has also served on the board of directors of CLTC Ventures, Corp. a venture investment company based out of Irving Texas since 2004. Mr. Munoz has a diverse background that includes over 25 years of business experience in aspects of financial operations, sales and strategic planning.

Kevin L. Dahlberg will be appointed as a member of the Board of Directors of the Company upon the conclusion of the 10-day Period pursuant to the terms of the Acquisition Agreement. Kevin Dahlberg has over 25 years experience in real estate and finance. Mr. Dahlberg is currently President of AGF Management, LLC, as fund manager and advisor to American Growth Fund, which is involved in finance and investments.  Mr. Dahlberg also serves as Executive Vice President of Triland International, Inc., a real estate acquisition and development company associated with major real estate projects in the US and Canada.  Prior to 2007, Mr. Dahlberg has served as Executive Vice President and Vice President of Investor Relations/Finance for RG America, Inc. where he has been instrumental in directing operations for the company and its subsidiaries and involved in matters including strategic planning, corporate finance, management of personnel, acquisitions, investor relations and public relations, and the implementation of corporate policies and procedures.  Mr. Dahlberg has also served as President of RG Insurance Services, Inc., where he directed daily operations and was instrumental in the sales and marketing of financial products and services. Mr. Dahlberg has worked with many real estate and finance companies in the past including Hillwood, a Perot Company, Goldman Sachs, Hudson Advisors, LLC (advisors to the Brazos and Lone Star opportunity Funds), KevBank, FDIC and Fidelity Investments.  Mr. Dahlberg holds a Bachelors of Business Administration degree (in Real Estate, Management & Entrepreneurship) from Baylor University and maintains Series 6, 63 & 7 securities licenses a Texas Insurance license and a Texas Real Estate.

George W. Rozakis, MD served as the President and Chief Executive Officer of the Company from December 16, 2005 to July 10, 2008.  Dr. Rozakis has served as a director of the Company since December 16, 2005. Prior thereto, Dr. Rozakis served as the co-founder and managing member of JIGJIG, LLC from its formation in September 2005 until December 16, 2005, at which time JIGJIG merged with BT Acquisitions, Inc., a wholly-owned subsidiary of the Company. JIGJIG was formed to hold the intellectual property for the TP.2 lens.

Dr. Rozakis has been a leading pioneer in the field of corrective vision surgery since 1987, when he became the second surgeon in the United States to perform PRK surgery (LASIK's predecessor). In 1996, Dr. Rozakis formed Vision Venture Fund (VVF), an international group of physicians organized to invest in early-stage ophthalmic technologies.  Under his guidance, VVF invested in International Vision Inc., a company that Dr. Rozakis formed to market the phakic lens technology pioneered and developed by Igor Valyunin, a current director and former Chief Scientific Officer of Implantable. Implantable acquired the intellectual property and marketing rights in the United States and Japan to this phakic lens technology from CIBA Vision AG in June 2006. Dr. Rozakis served as the Medical Director of International Vision from 1996 to 2002.

In 1997, Dr. Rozakis formed a second Vision Venture Fund to continue identifying promising new technologies in the biotech industries. This venture fund currently holds investments in Vision Sensors, LLC and Medical Logics, LLC. Dr. Rozakis has served as a voting member of Vision Sensor's management board since 2001, but he currently does not have any responsibility for that entity's day-to-day operations.  Dr. Rozakis is also the managing member of Medical Logics, which entity has not engaged in any business operations since 2003.

Dr. Rozakis studied biomedical engineering at Case Western Reserve University, attended medical school at the Cornell Medical College and studied ophthalmology at the Duke Eye Center. In addition to the positions noted above, Dr. Rozakis is also a member of the American Society of Cataract and Refractive Surgery, American Society of Ophthalmic Administrators, American Academy of Ophthalmology (Fellow), Research to Prevent Blindness, Ohio Ophthalmological Society, Cleveland Ophthalmological Society, European Society of Refractive Surgeons, Association for Research in Vision and Ophthalmology, American Medical Association, North Carolina Medical Society, International Society of Refractive Surgery, and the International Society of Ocular Surgeons.

Igor Valyunin served as the Chief Scientific Officer of the Company from December 16, 2005 to July 10, 2008. Mr. Valyunin has served as a director of our Company since December 16, 2005. Prior thereto, Mr. Valyunin co-founded JIGJIG, LLC, which merged with BT Acquisitions, Inc., a wholly-owned subsidiary of the Company, on December 16, 2005. JIGJIG was formed to hold the intellectual property for the TP.2 lens.

Mr. Valyunin served as the Chief Biopolymer Engineer at the Federov Eye Institute (MNTK) in Moscow, Russia from 1986 to 1996, and was a key member of the group that invented phakic refractive lenses in the 1980's. He has over 20 years of experience in developing and manufacturing phakic refractive lenses, and he developed and patented the design of Implantable's lenses in conjunction with Dr. Rozakis.

In 1996, Mr. Valyunin was granted the patent for the PRL phakic lens that was acquired by International Vision, Inc. Implantable acquired the intellectual property and marketing rights to this lens in the U.S. and Japanese markets from CIBA Vision AG in June 2006. Mr. Valyunin served as the Vice President of Technology of International Vision from 1996 to 2002. Since that time, Mr. Valyunin has developed a new generation of lenses, including product line extensions Implantable intended to commercialize prior to the Reverse Acquisition.

Mr. Valyunin received his degree from the Leningrad Technology Institute ("LTI") in Russia with a specialization in Chemistry, technology of organic synthesis. He also has an MBA equivalent degree from LTI.

Jerry Kaeni has served as a director of the Company since December 16, 2005. Prior thereto, Mr. Kaeni co-founded JIGJIG, LLC, which merged with BT Acquisitions, Inc., a wholly-owned subsidiary of Implantable, on December 16, 2005. JIGJIG was formed to hold the intellectual property for the TP.2 lens.

Mr. Kaeni has more than 22 years of experience in the ophthalmic device development and manufacturing fields. He currently serves as the President and Chief Executive Officer of Millennium Biomedical, Inc. ("MBI"), a California corporation that he founded in July 1997. MBI engages in the business of developing and manufacturing ophthalmic medical devices, and has successfully developed intraocular lenses, provided contract manufacturing and marketed ophthalmic devices domestically and internationally.

Dr. George Rozakis and Jerry Kaeni are currently employed on a part-time basis and spend significant amounts of their time working on other business ventures.

Family Relationships

Other than as set forth above, there are no family relationships among any of the Company’s directors, executive officers and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

None of Implantable’s promoters, control persons, directors or officers, or any proposed directors, have been involved in any of the following events during the past five years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses; (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (4) being found by a court of competent jurisdiction, in a civil action, the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CORPORATE GOVERNANCE

Board of Directors; Term of Office

The Board of Directors currently consists of five members: Rafael Pinedo and Bryan Bulloch, who are both executive officers of the Company, and George W. Rozakis, MD, Igor Valyunin and Jerry Kaeni, who resigned as officers of the Company effective as of the Closing of the Acquisition Agreement.  All members of the Board of Directors serve in their capacity until their terms expire or until their successors are duly elected and qualified.

In connection with the Reverse Acquisition, Dr. Rozakis and Messrs. Valyunin and Keani each agreed to resign from the Board of Directors and elect Carlo Ugolini, Kevin L. Dahlberg and Gama Munoz as successor directors. The foregoing director resignations and appointments shall be effective upon the conclusion of the 10-day Period.

Board and Committee Meetings; Director Independence

The Board of Directors did not hold any formal meetings during the fiscal year ended July 31, 2007.  The Company currently has no formal policy regarding board members’ attendance at annual meetings of security holders. The Company held no annual or special meetings of stockholders in the last fiscal year ended July 31, 2007.

As of the date of this Information Statement, the Company’s Board of Directors has not appointed an audit committee, nominating committee or compensation committee; however, the Company is not currently required to have such committees. Due to the development stage of the Company and the lack of any independent members on the Board of Directors, the Company has determined that the functions ordinarily handled by such committees should be handled by the entire Board of Directors. The Board of Directors intends, however, to review our governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business.

The Company’s current Board of Directors has not determined that any of its current directors qualify as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B. The Board of Directors is in the process of identifying an audit committee financial expert to serve the Company in that capacity and intends to add such a director to the board once identified.

The Company’s Board of Directors has determined that none of its current directors (i.e., Rafael Pinedo, Bryan Bulloch and departing directors, Dr. George Rozakis, Igor Valyunin, and Jerry Kaeni) qualify as “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules. However, effective upon the conclusion of the 10-day Period and the effectiveness of the resignations of Messrs. Rozakis, Valyunin and Kaeni, the Board of Directors shall consist of two independent directors, Kevin L. Dahlberg and Gama Munoz, and three non-independent directors, Rafael Pinedo, Bryan Bulloch and Carlo Ugolini. Such determination is based on the Board of Director’s current knowledge and made in accordance with definitions and criteria applicable under the NASDAQ rules.

The executive and director compensation was unanimously determined by the Board of Directors in December 2005 and has not changed since that date.

As of the date of this Information Statement, the Company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The Company believes that a specific nominating policy would be premature and of little assistance until Implantable’s business operations develop to a more advanced level. The Company does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors, and does not have any specific process or procedure for evaluating such nominees. The current Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with the Company’s Board of Directors may do so by directing a written request addressed to the President at the address appearing on the first page of this Information Statement.

LEGAL PROCEEDINGS

The Company knows of no material, existing or pending legal proceedings in which any of its current directors or officers, or any directors or officers to be appointed in connection with the Reverse Acquisition transaction, is an adverse party or has a material interest adverse to the Company or any of its subsidiaries.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

The Company intends to transfer and assign all of the assets and liabilities related to or useful in connection with the Company’s implantable lens business into its wholly owned subsidiary, BT Acquisitions, Inc., a Colorado corporation (“BTA”) and subsequently divest itself of BTA (the “Divestiture Transaction”). The planned Divestiture Transaction is expected to be accomplished by virtue of a stock purchase transaction whereby certain Company shareholders (the “Purchasers”) will purchase all of the issued and outstanding shares of BTA from the Company in exchange for 30,000,000 shares of Company Common Stock currently held by such Purchasers. The Company intends to retire those shares upon completion of the Divestiture Transaction. The intended Purchasers are Alex Hatsis, Kavouria, LLC, Dr. George Rozakis, the Rozakis Family LLC, Rozy Ventures II, Jerry Kaeni, and Igor Valyunin.  Dr. George Rozakis, and Messrs. Kaeni and Valyunin are current directors of the Company. On July 10, 2008, Dr. Rozakis resigned as President and Chief Executive Officer of the Company, Mr. Valyunin resigned as Chief Scientific Officer of the Company and Mr. Hatsis resigned as Medical Director of the Company.  Betty Rozakis, the wife of Dr. Rozakis, is the manager of Rozakis Family, LLC. As such, shares held by Rozakis Family, LLC are deemed to be beneficially owned by Dr. Rozakis. William Rozakis, former Chief Financial Officer of the Company (who resigned on July 10, 2008), is the manager of each of Rozy Ventures II and Kavouria, LLC. As such, Mr. Rozakis is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by each such entity.

Other than the Reverse Acquisition transaction and the Divestiture Transaction, since the beginning of its last fiscal year, the Company has not engaged in any other transaction, or any proposed transaction, to which the Company or any of its subsidiaries was or is to be a party (1) in which the amount involved exceeds $120,000, and (2) in which any of the Company’s directors, proposed director appointees, executive officers or beneficial owners of more than 5% of its Common Stock, or members of the immediate families of those individuals, had or will have, a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities to file with the Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of shares of Implantable Common Stock and other equity securities, on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on review of the copies of such forms received by the Company, and to the best of the Company’s knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner for the fiscal year ended July 31, 2007, except that Alexander Hatsis has failed to file any Section 16(a) reports with respect to his ownership of Company Common Stock.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all compensation for the last two fiscal years awarded to, earned by or paid to the former chief executive officer and our four most highly compensated executive officers of the Company (who have since resigned) serving as of the end of the last completed fiscal year, whose salary and bonus exceeded $100,000 in compensation (collectively, the "Named Executives"):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (4)		All other Compensation (1)($)		Total ($)
Dr. George Rozakis, Director and	2007	$173,780	(4)	$42,000	(2)	$215,780
former President and Chief Executive Officer	2006	$127,000		$12,000	(2)	$139,000
William Rozakis,	2007	$137,475	(5)	$-		$137,475
former Secretary and Chief Financial Officer	2006	$121,266		$-		$121,666
Jerry Kaeni,	2007	$228,750	(6)	$-		$228,750
Director	2006	$27,500		$-		$27,500
Igor Valyunin, Director and	2007	$135,000	(7)	$3,400	(3)	$138,400
former Chief Scientific Officer	2006	$85,000		$-		$85,000
Alexander Hatsis,	2007	$121,438	(8)	$-		$121,438
former Medical Director	2006	$53,109		$-		$53,109

(1) Other than the remuneration discussed above, we have no retirement, pension, profit sharing, stock option or similar program for the benefit of the officers, directors or employees of the Company.

(2) Represents payments made to Mr. Donald Clancy by the Company on behalf of Dr. Rozakis to cover the lease payments on the premises located at 240 East 47th Street, New York, NY 10017.

(3) Represents payments made to Elias Karaklevas by the Company on behalf of Mr. Valyunin to cover the lease payments on the premises located at 21-28 35th St., Astoria, NY 11105.

(4) Includes $45,129 in salary owed to Dr. Rozakis during the 2007 fiscal year that has been accrued until such time as the Company completes a significant financing event.

(5) Includes $11,448 in salary owed to Mr. Rozakis during the 2007 fiscal year that has been accrued until such time as the Company completes a significant financing event.

(6)  Includes $100,000 in salary owed to Mr. Kaeni during the 2007 fiscal year that has been accrued until such time as the Company completes a significant financing event, and $78,250 in salary owed to Mr. Kaeni during the 2006 fiscal year that was paid to him during fiscal 2007.

(7) Includes $36,000 in salary owed to Mr. Valyunin during the 2007 fiscal year that has been accrued until such time as the Company completes a significant financing event, and $18,400 in salary owed to Mr. Valyunin during the 2006 fiscal year that was paid to him during fiscal 2007.

(8) Includes $46,500 in salary owed to Mr. Valyunin during the 2007 fiscal year that has been accrued until such time as the Company completes a significant financing event, and $21,438 in salary that was owed to Mr. Hatsis during the 2006 fiscal year that was paid to him during fiscal 2007.

Stock Options

The Company did not issue any equity incentive plan awards to our Named Executives during the fiscal year ended July 31, 2007, or any prior fiscal year, reportable under Rule 402(d) of Regulation S-B.

Compensation of Directors

Members of the Company’s Board of Directors do not receive any compensation for attendance at Board meetings other than reimbursement for all out-of-pocket expenses incurred in connection with attendance at such meetings.

Employment Agreements

The Company entered into an employment agreement with Igor Valyunin effective as of November 15, 2005, pursuant to which Mr. Valyunin agreed to serve as Implantable’s Chief Scientific Officer for a term of three years for an annual salary of $120,000, plus reasonable business expenses.  At any time, Mr. Valyunin can request to receive his salary in shares of Company Common Stock, with the Company’s written approval. Mr. Valyunin agreed to maintain the confidential and proprietary character of the Company’s confidential information without the Company’s prior written consent.  Mr. Valyunin also agreed that all inventions that are created, made, conceived or reduced to practice by him for our company during his services with our company, whether or not during normal working hours or on the premises of the Company, shall be the sole property of the Company, and he assigned all of his rights therein to the Company. Mr. Valyunin is restricted from competing against the Company during the term of the agreement for a period of two years following the termination thereof.  The Company may terminate the agreement at any time for any reason upon payment to Mr. Valyunin of any outstanding accrued amounts owed to him plus the balance of compensation due to him to the end of the term.  The Company may also terminate Mr. Valyunin for cause upon payment to him of any outstanding accrued amounts owed to him at the time of termination. The Company plans to assign Mr. Valyunin’s employment agreement to BTA in connection with the planned Divestiture Transaction.

The Company entered into an employment agreement with Dr. Alexander Hatsis effective as of December 21, 2005 pursuant to which Dr.  Hatsis agreed to serve as Implantable’s Chief Medical Officer for a term of three years for an annual salary of $100,000, plus reasonable business expenses. At any time, Dr. Hatsis can request to receive his salary in shares of Company Common Stock, with the Company’s written approval. Dr. Hatsis agreed to maintain the confidential and proprietary character of the Company’s confidential information without the Company’s prior written consent.  Dr. Hatsis also agreed that all inventions that are created, made, conceived or reduced to practice by him for the Company during his services with the Company, whether or not during normal working hours or on the premises of the Company, shall be the sole property of the Company, and he assigned all of his rights therein to the Company. Dr. Hatsis is restricted from competing against the Company during the term of the agreement for a period of two years following the termination thereof.  The Company may terminate the agreement at any time for any reason upon payment to Dr. Hatsis of any outstanding accrued amounts owed to him. The Company plans to assign Mr. Hatsis’s employment agreement to BTA in connection with the planned Divestiture Transaction.

2007 Equity Incentive Plan

On March 14, 2007, the Board of Directors approved the Implantable Vision, Inc. 2007 Equity Incentive Plan (the "Plan") for the purpose of providing incentives for officers, directors, consultants and key employees to promote the success of the Company, and to enhance the Company’s ability to attract and retain the services of such persons.  An aggregate of 3,000,000 shares of Company Common Stock are reserved for issuance under the Plan, of which options to acquire 850,000 shares of Company Common Stock have been or are committed to be granted to D. Verne Sharma at an exercise price of $1.19 per share.

Options granted under the Plan may be either: (i) options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986; or (ii) non-qualified stock options. The Plan also permits the grant of stock appreciation rights in connection with the grant of stock options, and the grant of restricted stock awards. Stock options and stock awards may be granted under the Plan to all of the eligible officers, directors, consultants and employees of the Company.  The Board of Directors administers the Plan and has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of Common Stock subject to each option and the extent to which options may be exercisable. The Board of Directors also has the authority to determine the recipients and the terms of grants of stock appreciation rights and restricted stock awards under the Plan. In addition, the Board of Directors has the power to interpret the Plan and any agreement or instrument entered into under the Plan, to establish amend or waive rules and regulations for the Plan administration, and to amend the terms and conditions of any outstanding stock incentives as allowed under the Plan. The Board of Directors may delegate administrative responsibility for the Plan to a Committee appointed by the Board of Directors consisting of not less than one director.  No option is transferable by the optionee other than by will or the laws of descent and distribution  and each option is exercisable, during the lifetime of the optionee, only by such optionee.

Any incentive stock option that is granted under the Plan may not be granted at a price less than the fair market value of Company Common Stock on the date of grant (or less than 110% of the fair market value in the case of holders of 10% or more of the total combined voting power through all classes of Company capital stock or the capital stock of a subsidiary or parent corporation). Non-qualified stock options may be granted at the exercise price established by the Board of Directors, which may be less than the fair market value of Company Common Stock on the date of grant.

Each incentive stock option and the majority of nonqualified stock options (certain nonqualified stock options granted to consultants are exercisable for a period not to exceed five years from the date of  grant) under the Plan is exercisable for a period not to exceed ten years from the date of grant (or five years in the case of a holder of more than 10% of the total  combined power of all classes of Company capital stock or the capital stock of a subsidiary or parent corporation) and will lapse upon expiration of such period, or earlier upon termination of the recipient's employment with the Company, or as determined by the Board of Directors.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Beneficial Owners and Management Prior to the Reverse Acquisition Transaction

The following table sets forth information regarding the beneficial ownership of Company Common Stock as of July 10, 2008, for each of the following persons, prior to the Reverse Acquisition transaction:

•	each of the Company’s directors and Named Executives prior to the Closing of the Reverse Acquisition;

•	all of the directors and Named Executives as a group prior to the Closing of the Reverse Acquisition; and

•	each person who is known by the Company to own beneficially five percent or more of Company Common Stock prior to the Closing of the Reverse Acquisition.

Beneficial ownership is determined in accordance with the rules of the Commission. Unless otherwise indicated in the table, the Company believes the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name. The percentage of class beneficially owned set forth below is based on 33,178,442 shares of Common Stock outstanding on July 10, 2008, immediately before the Reverse Acquisition transaction.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
All Executive Officers and Directors as a Group (5 persons)	30,000,000	90.42%
George Rozakis 25730 Lorain Road North Olmsted, Ohio 44070	7,021,963(1)	21.16%
Rozakis Family, LLC 25730 Lorain Road North Olmsted, Ohio 44070	3,500,000(2)	10.55%
Rozy Ventures II 25730 Lorain Road North Olmsted, Ohio 44070	3,044,703(3)	9.18%
Jerry Kaeni 25730 Lorain Road North Olmsted, Ohio 44070	8,666,667	26.12%
Igor Valyunin 3862 South Lake Dr., # 102 St. Francis, WI 53235-5232	7,266,677	21.90%
Alex Hatsis 2 Lincoln Ave., Suite 401 Rockville Centre, NY 11570	2,000,000	6.02%
Kavouria, LLC 25730 Lorain Road North Olmsted, Ohio 44070	2,000,000(3)	6.02%
William Rozakis 25730 Lorain Road North Olmsted, Ohio 44070	5,044,703(4)	15.20%
The Regency Group 4600 S. Ulster St. Suite # 975 Denver, Colorado 80237	1,658,590(5)	4.99%
JJC Capital LLC 1050 Lake Carolyn Parkway Suite 1347 Irving, TX. 75039	1,658,590 (5)	4.99%

(1) Includes 3,500,000 shares of Common Stock beneficially owned by Rozakis Family, LLC, which shares are deemed to be beneficially owned by Dr. George Rozakis.

(2) Betty Rozakis, the wife of Dr. George Rozakis, the former Chief Executive Officer, former President and a director of the Company, is the manager of Rozakis Family, LLC. These shares are deemed to be beneficially owned by Dr. George Rozakis.

(3) William Rozakis, former Chief Financial Officer of the Company, is the manager of each of Rozy Ventures II and Kavouria, LLC. Mr. Rozakis is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by each such entity.

(4) Includes 3,044,703 shares of Common Stock beneficially owned by Rozy Ventures II, and 2,000,000 shares of Common Stock beneficially owned by Kavouria, LLC.  Mr. Rozakis is the manager of each of Rozy Ventures II and Kavouria, LLC.

(5) The Regency Group ("Regency") owns 318,436 shares of the Company’s Preferred Stock and JJC Capital LLC (“JJC Capital”) owns 562,666 shares of the Company’s Preferred Stock, each of which shares is convertible into 10 shares of Common Stock.  The Company’s Articles contain provisions known as "exercise caps," which prohibit any single holder of the shares of Preferred Stock from converting such shares to the extent that giving effect to such conversion, such holder would beneficially own in excess of 4.999% of the Company’s outstanding Common Stock.  The figures set forth above reflect the operation of such exercise caps in that the Company has not included 1,525,770 shares of Common Stock issuable pursuant to such convertible shares to Regency and 3,968,070 of Common Stock issuable pursuant to such convertible shares to JJC Capital, as Regency and JJC Capital have advised the Company that they do not beneficially own such shares due to the fact that they cannot exercise their right to receive such shares at this time. In the absence of such caps, Regency and JJC Capital would have the right to receive all shares issuable upon conversion of the shares (3,184,360 and 5,626,660 shares, respectively) and would have beneficial ownership percentages of approximately 9.6% and 16.9%, respectively).

Security Ownership of Beneficial Ownership and Management after the Reverse Acquisition Transaction

The following table sets forth information regarding the beneficial ownership of the Company’s Common Stock as of July 10, 2008, for each of the following persons, after giving effect to the Reverse Acquisition transaction:

•	each of the Company’s directors and each of the Named Executives, and new executive officers of the Company after the Closing of the Reverse Acquisition transaction;

•	all directors and executive officers as a group after the Closing of the Reverse Acquisition transaction; and

•	each person who is known by the Company to own beneficially five percent or more of the Company’s Common Stock after the Closing of the Reverse Acquisition transaction.

Beneficial ownership is determined in accordance with the rules of the Commission. Unless otherwise indicated in the table, the Company believes the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name. The percentage of class beneficially owned set forth below is based on 74,931,689 shares of Common Stock outstanding on July 10, 2008, after the Closing of the Reverse Acquisition transaction.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
All Executive Officers and Directors as a Group (6 persons)	41,500,000	55.40%
George Rozakis 25730 Lorain Road North Olmsted, Ohio 44070	7,021,963(1)	9.37%
Rozakis Family, LLC 25730 Lorain Road North Olmsted, Ohio 44070	3,500,000(2)	4.67%
Rozy Ventures II 25730 Lorain Road North Olmsted, Ohio 44070	3,044,703(3)	4.06%

Jerry Kaeni 25730 Lorain Road North Olmsted, Ohio 44070	8,666,667	11.57%
Igor Valyunin 3862 South Lake Dr., # 102 St. Francis, WI 53235-5232	7,266,677	9.70%
Alex Hatsis 2 Lincoln Ave., Suite 401 Rockville Centre, NY 11570	2,000,000	2.67%
Kavouria, LLC 25730 Lorain Road North Olmsted, Ohio 44070	2,000,000(3)	2.67%
William Rozakis 25730 Lorain Road North Olmsted, Ohio 44070	5,044,703(4)	6.73%
The Regency Group 4600 S. Ulster St. Suite # 975 Denver, Colorado 80237	3,184,360(5)	4.25%
JJC Capital LLC 1050 Lake Carolyn Parkway Suite 1347 Irving, TX. 75039	3,744,824(5)	4.99%
Lariat Energy Corporation 4500 Westgrove Dr., Suite 100 Addison, TX 75001	31,500,000(6)	42.04%
American Petroleum Corporation 4400 Westgrove Dr., Addison Texas 75001	13,500,000(7)(8)	18.02%
Pilgrim Petroleum Corporation 4400 Westgrove Dr., Addison Texas 75001	13,500,000(8)	18.02%
Rafael Pinedo 4400 West Grove, Suite 106 Addison TX 75001	13,500,000(8)	18.02%
Bryan Bulloch 17101 Preston Rd., Suite 210 Dallas TX 75248	0	0.00%
Carlo Ugolini 17101 Preston Rd., Suite 210 Dallas TX 75248	0	0.00%

(1) Includes 3,500,000 shares of Common Stock beneficially owned by Rozakis Family, LLC, which shares are deemed to be beneficially owned by Dr. George Rozakis.

(2) Betty Rozakis, the wife of Dr. George Rozakis, the former Chief Executive Officer, former President and a director of the Company, is the manager of Rozakis Family, LLC. These shares are deemed to be beneficially owned by Dr. George Rozakis.

(3) William Rozakis, former Chief Financial Officer of the Company, is the manager of each of Rozy Ventures II and Kavouria, LLC. Mr. Rozakis is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by each such entity.

(4) Includes 3,044,703 shares of Common Stock beneficially owned by Rozy Ventures II, and 2,000,000 shares of Common Stock beneficially owned by Kavouria, LLC.  Mr. Rozakis is the manager of each of Rozy Ventures II and Kavouria, LLC.

(5) Regency owns 318,436 shares of Preferred Stock and JJC Capital owns 562,666 shares of Preferred Stock, each of which shares is convertible into 10 shares of Common Stock.  The Company’s Articles contain provisions known as "exercise caps," which prohibit any single holder of the shares of Preferred Stock from converting such shares to the extent that giving effect to such conversion, such holder would beneficially own in excess of 4.999% of the Company’s outstanding Common Stock.  The figures set forth above reflect the operation of such exercise caps in that the Company has not included 8,811,017 shares of Common Stock issuable pursuant to such convertible shares as Regency and JJC Capital have advised the Company that they do not beneficially own such shares due to the fact that they cannot exercise their right to receive such shares at this time. In the absence of such caps, Regency and JJC Capital would have the right to receive all shares issuable upon conversion of the shares (3,184,360 and 5,626,660 shares, respectively) and would have beneficial ownership percentages of approximately 9.6% and 16.9%, respectively).

(6) Includes 974,026 shares issuable upon conversion of principal under a Convertible Promissory Note.

(7) Includes 2,272,727 shares issuable upon conversion of principal under a Convertible Promissory Note.

(8) American Petroleum Corporation (“American”) is a wholly owned subsidiary of Pilgrim Petroleum Corporation, a Delaware corporation (“Pilgrim”). Rafael Pinedo currently serves as President and Chief Executive Officer of Pilgrim and President and Director of Engineering and Operations for American. Accordingly, Pilgrim and Mr. Pinedo are deemed to be beneficial owners of the shares of Common Stock beneficially owned by American.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPLANTABLE VISION, INC. (Registrant)

By:	/s/ Bryan Bulloch
Bryan Bulloch
President and Chief Financial Officer

Dated: July 21, 2008